UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:    July 21, 2004                     By: /s/ Karen L. Dunfee
                                               ----------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary


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                                                                    NEWS RELEASE
                                                                        04-20-TC


FOR IMMEDIATE RELEASE:  July 20, 2004


                         Teck Cominco AND FORDING AGREE
                         significant SYNERGIES Achieved


VANCOUVER, JULY 20, 2004 - Teck Cominco Limited (TSX: TEK.A and TEK.B) and Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced their agreement that significant synergies have been achieved by Elk Valley Coal Partnership following its formation in February 2003. As a result, Teck Cominco's current 35% interest in Elk Valley Coal will increase to 40% over three years. During this period, the Trust's unitholders will continue to benefit from the synergies achieved to date and those that are anticipated to be realized going forward. As such, the level of distributions to the Trust's unitholders should not be materially affected solely as a result of the change in the respective levels of interest in Elk Valley Coal.

The agreement governing Elk Valley Coal provides that Teck Cominco may increase its interest in the partnership to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to the partnership exceed certain target levels. The report of an independent expert engaged by the partners concluded that sufficient synergies had been realized such that Teck Cominco's interest in the partnership should be increased to 40%.

Teck Cominco and the Trust have reviewed the expert's report. The Trust established an independent special committee of the board of directors of Fording Inc., the Trust's wholly owned subsidiary, to assess the synergies achieved and the likelihood that additional synergies would be realized. It recommended that the best interests of Fording Inc. and the unitholders of the Trust would be served if Teck Cominco receives its additional interest in Elk Valley Coal over the next two years. The recommendation of the independent special committee follows an extensive review and analysis of the issue, including advice from independent engineering, financial, accounting and legal advisors.

Teck Cominco and the Trust have agreed that the Trust's interest in Elk Valley Coal will be reduced to 62% effective April 1, 2004, 61% effective April 1, 2005 and 60% effective April 1, 2006 and Teck Cominco's interest will be correspondingly increased. The latter two reductions are conditional on Teck Cominco being the Managing Partner at the effective date of the reductions.

"The combination of these businesses and management expertise is producing the positive results that we expected and hoped for," said Mr. Michael Grandin, Chairman and Chief Executive Officer of the Fording Canadian Coal Trust. "We believe that continuing value enhancements for unitholders created by tightly focused management of these world class assets will more than offset the reduction of our interest in Elk Valley Coal."


                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
         TEL: (604) 687-1117 - FAX: (604) 687-6100 www.teckcominco.com

Mr. David Thompson, Deputy Chairman and Chief Executive Officer of Teck Cominco said: "Management of Elk Valley Coal Partnership has worked hard to create substantial synergies in areas of production integration, capital spending, transportation logistics and many other areas of opportunity."

As part of the review process, Fording Inc.'s independent special committee consulted with Ontario Teachers' Pension Plan given their key involvement in the negotiations resulting in the creation of the Elk Valley Coal Partnership and the synergies adjustment. Mr. Brian Gibson, Senior Vice-President, Global Active Equities of OTPP said: "We are very pleased with this agreement on synergies and are confident that it reflects both the significant progress that has been achieved to date as well as the continuing commitment of the partners to maximize the value of the combined assets."

As a result of the change in its interest, the Trust will record a reduction of net assets and an equivalent non-cash charge to earnings equal to the proportionate decrease in its interest in the net assets of Elk Valley Coal, which will be discussed in the 2004 Second Quarter News Release.

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., currently holds a 62% ownership interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets totaling approximately $5.5 billion. Its shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold.


Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust and Teck Cominco Limited are discussed in their respective public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust's and Teck Cominco Limited's Canadian filings, including their most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at WWW.SEDAR.COM, and copies of Fording Canadian Coal Trust's U.S. filings, including its most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at WWW.SEC.GOV. Information in this document is presented as of July 20, 2004 and is subject to change after this date. However, Fording Canadian Coal Trust and Teck Cominco Limited disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-

FOR FURTHER INFORMATION CONTACT:

FORDING CANADIAN COAL TRUST                    TECK COMINCO LIMITED
Catherine Hart                                 Tom Merinsky
Coordinator, Investor Relations                Director, Investor Relations
Ph. 403-260-9817                               604-685-3007
Email: catherine_hart@fording.ca               tom.merinsky@teckcominco.com



                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
         TEL: (604) 687-1117 - FAX: (604) 687-6100 www.teckcominco.com

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                                                           EXTERNAL NEWS RELEASE
                                                                        04-21-TC


FOR IMMEDIATE RELEASE:   July 21, 2004.


             TECK COMINCO REITERATES $13 MILLION COMMITMENT TO U.S. ENVIRONMENTAL PROTECTION AGENCY IN RESPONSE TO TRIBES' SUIT

       CANADIAN COMPANY REMAINS WILLING TO WORK WITH EPA, TRIBES AND STATE
         TO FUND SCIENTIFIC RESEARCH AND REMEDIATION FOR LAKE ROOSEVELT

Vancouver, B.C. - Teck Cominco is disappointed by the suit launched today by the Colville Confederated Tribes. "This suit will result in time and money being wasted on litigation, which could best be used to address the public's environmental concerns regarding Lake Roosevelt," said Doug Horswill, Senior Vice President, Environment and Corporate Affairs for Teck Cominco Limited.

Horswill's comments follow the filing of a suit in U.S. federal court by the Confederated Tribes of the Colville Reservation to enforce an administrative order issued six months ago by the U.S. EPA to Teck Cominco to submit to U.S. Superfund law (CERCLA).

"Teck Cominco committed last year to fund independent human health and ecological studies of metals in Lake Roosevelt at an estimated cost of $13 million. We also committed to pay to clean up metal contamination attributable to our operations to ensure Lake Roosevelt is safe," Horswill said.

"Our offer remains on the table. It's a win for Lake Roosevelt and a win for the people of Washington State," said Horswill. "Unfortunately, the EPA, and now the Tribes, prefer litigation instead of a viable, cooperative approach to address the concerns surrounding the lake."

"The suit raises factual issues involving past practices, not current operations at the Trail facility," said Dr. Mark Edwards, Environmental Manager for Teck Cominco in Trail B.C. "Teck Cominco has spent more than $1 billion to upgrade our smelter to improve its environmental performance. It now ranks with the best in its class, and achieves performance levels that meet the highest environmental and health criteria in Canada and the United States."



                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
         TEL: (604) 687-1117 - FAX: (604) 687-6100 www.teckcominco.com

"We have reduced air emissions at the Trail smelter by 90%, while annual discharges to water have been cut by more than 99%," said Dr. Edwards. "Recent data from U.S. and Canadian regulatory agencies demonstrate that water quality in the Columbia River is well above the stringent standards set by both nations."

The Tribes' suit is an attempt to enforce U.S. domestic environmental law across an international border. U.S. domestic law does not apply to Canadian companies operating in Canada, which are subject to Canadian environmental laws and regulation. The Government of Canada has voiced its strong objection to the U.S. Government about the EPA's attempt to extend its authority into Canada and is seeking to resolve the dispute without resorting to U.S. courts.

"Teck Cominco will continue to work with the Canadian and U.S. authorities to find a mutually acceptable, bilateral process to address the Lake Roosevelt issue," said Horswill. "The solution should come from cooperation, not litigation. In the meantime, however, Teck Cominco will vigorously defend itself against this action".

Teck Cominco's offer to the EPA may be found at www.teckcominco.com

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada with assets totaling approximately $5.5 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The Company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at www.teckcominco.com.


                                      -30-


For additional information please contact:

Doug Horswill
Senior Vice President, Environment and Corporate Affairs
604.844.2655




                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
         TEL: (604) 687-1117 - FAX: (604) 687-6100 www.teckcominco.com